PRESS RELEASE

December 31, 2002

Trading Symbol:  T-CZN

Canadian Zinc Corporation announces completion of first part of two non brokered Private Placements

Canadian Zinc Corporation (the "Company") (TSE: CZN) is pleased to announce that it has closed the first part of two separate private placements (See press release dated December 10th 2002) for aggregate gross proceeds of $89,000 which will be used for exploration and development on its mineral properties and general working capital purposes.  These funds will allow the Company to continue with its work on re-opening the Prairie Creek mine and on exploration on its Damoti Lake high grade gold property.

The non-brokered placing totalled 89 units at a price of $1,000 per unit.  Each Unit consists of 3,500 Flow-Through Common Shares ("Flow-Through Shares"), with an ascribed value of $600, 2,500 Non Flow-Through Common Shares ("NFT Shares") with an ascribed value of $399.75 and 2,500 share purchase warrants (the "Warrants") with a total ascribed value of $0.25.  Each Warrant will be exercisable to acquire one additional Common Share at $0.17 per Share for a period of one (1) year from the date of issue.

Insiders subscribing to the issue are Swallow Services Limited, (10 units) a company controlled by the President of the Company, and Robert Gayton, (5 units) who is Chief Financial Officer and Company Secretary of the Company.  All the securities issued under the private placement are subject to a four-month hold period under applicable securities legislation.

 “Malcolm JA Swallow”

Malcolm JA Swallow

President and CEO.

For a complete review of the Company our Praire Creek high grade base metals property and the Damoti Lake Project, please visit our web site at www.canadianzinc.com

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia V6C 1G8

Tollfree: 1-866-688-2001   Tel: (604) 688-2001   Fax: (604) 688-2043

E-mail: czn@canadianzinc.com  Website: www.canadianzinc.com